As filed with the Securities and Exchange Commission on September 13, 2007

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Nevada	88-0218876
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

920 Pilot Road

Las Vegas, Nevada 89119

(702) 896-3890

(Address, Including Zip Code and Telephone Number, Including

Area Code, of Registrant’s Principal Executive Offices)

Russel H. McMeekin

Chief Executive Officer

Progressive Gaming International Corporation

920 Pilot Road

Las Vegas, NV 89119

(702) 896-3890

(Name, Address, Including Zip Code and Telephone Number, Including

Area Code, of Agent for Service)

Copies to:

Steven M. Przesmicki, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.10 par value per share	6,943,333	$5.465	$37,945,314.85	$1,164.92
Common Stock, $0.10 par value per share issuable upon exercise of warrants	260,108	$5.465	$1,421,490.22	$43.64
Total	7,203,441	$5.465	$39,366,805.07	$1,208.56

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (sometimes referred to herein as the Securities Act), this registration statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.
(2)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low sales prices of the registrant’s common stock as reported on The NASDAQ Global Market on September 11, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission (or the Commission) is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 13, 2007

PROSPECTUS

7,203,441 Shares

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

Common Stock

This prospectus relates to the resale from time to time of up to 7,203,441 shares of our common stock by the selling stockholders named in this prospectus and the selling stockholders’ donees, pledgees or successors, which includes 6,943,333 shares of our common stock issued pursuant to a private placement that closed on August 16, 2007, and 260,108 shares of common stock issuable upon the exercise of certain warrants assumed by the registrant pursuant to a merger that closed on October 7, 2005. The private placement and the warrants are more fully described on pages 20-24 of this prospectus under the heading “selling stockholders.” We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

The selling stockholders may sell the common stock being offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution.” The selling stockholders may sell the shares in negotiated transactions or otherwise, at the prevailing market price for the shares or at negotiated prices. We will not be paying any underwriting discounts or commissions in this offering.

Our common stock is listed on The NASDAQ Global Market under the symbol “PGIC.” The last reported sale price of our common stock on the NASDAQ Global Market on September 12, 2007, was $5.47 per share.

Investing in our common stock involves a high degree of risk. You are urged to read the section entitled “ Risk Factors” beginning on page 3 of this prospectus, which describes specific risks and other information that should be considered before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2007.

SUMMARY

To understand this offering fully and for a more complete description of the legal terms of this offering as well as our company and the common stock being sold in this offering, you should read carefully the entire prospectus and the other documents to which we may refer you, including “Risk Factors” and our consolidated financial statements and notes to those statements incorporated by reference in this prospectus.

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer to sell or seeking an offer to buy shares of our common stock under this prospectus or any applicable prospectus supplement in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. We undertake no obligation to update this prospectus for any events occurring after the date of this prospectus. Reference to “we,” “us,” “our,” “our company,” “the Company,” and “PGIC” refers to Progressive Gaming International Corporation and its subsidiaries, unless the context requires otherwise.

We are a global supplier of integrated casino and jackpot management solutions for the gaming industry. This technology is widely used to enhance casino operations and help drive greater revenues for existing products as well as our slot and table games. Our products include multiple forms of regulated wagering solutions in wired, wireless and mobile formats.

Previously, we developed, acquired and distributed table and slot game content as well as software products to meet the needs of gaming operators worldwide. In 2004, we began repositioning our business to focus solely on technology and game content and completed a series of acquisitions and divestitures to reposition our company. In the quarter ended June 30, 2007, we entered into an arrangement to divest our slot division. We also have entered into a non-binding letter of intent to sell our table games division to Shuffle Master, Inc. Prior to June 30, 2007, our company consisted of the following segments:

•

Table and Slot Games. Our table and slot games segment developed, acquired, licensed and distributed proprietary and non-proprietary branded and non-branded table and slot games. Our recurring slot and table revenues primarily consist of: (i) fixed periodic rental fees, (ii) periodic revenue share arrangements for a percentage of the “net win” (“net win” produced by a gaming device is defined as the gross revenue minus all jackpots, payouts and any approved claims) or (iii) periodic license fees for proprietary game content provided to third parties for use on their game hardware. Our non-recurring slot and table revenues primarily consist of (i) the sale of our game hardware, (ii) the perpetual license of our proprietary content, and (iii) license fees for the use of our game patents.

•

Systems. Our systems segment offers a suite of products that when combined, supports every facet of a gaming operation, and consolidates the management of slot machines, table games, server-based gaming, account wagering, marketing and cage into one fully integrated system. The system can support from one venue to several hundred venues in a multi-site configuration. Systems revenues are primarily comprised of software, hardware and support services, which comprise both upfront payments as well as recurring fees.

As a result of the sale of our slot business and the proposed sale of our table business, we have classified the slot and table games segment as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets—see Note 2 in the Notes to Consolidated Financial Statements included in our Form 10-Q filed with the SEC on August 9, 2007. With respect to our segments, we evaluate performance and allocate resources based upon profit or loss from operations before income taxes, which is described in our Form 10-Q as filed with the SEC on August 9, 2007.

On March 5, 2007, we announced that we appointed Roth Capital Partners to provide advisory services in connection with a potential sale of our table games route and other related assets including the Caribbean Stud® and Texas Hold’em Bonus® table games, with full consideration of related agreements and partnerships tied to the felt and electronic table games (the “table games division”). On July 12, 2007, we executed a non-binding letter of intent with Shuffle Master, Inc. to purchase the table games division. The transaction is contingent on the negotiation and execution of definitive agreements and customary closing procedures. On June 30, 2007, we entered into an arrangement to sell our remaining slot route assets. As a result of these arrangements, we have classified the slot and table games segment as a discontinued operation in our financial statements included in our Form 10-Q filed with the SEC on August 9, 2007, which Form 10-Q is incorporated by reference into this prospectus.

We were incorporated in Nevada in May 1986. Our corporate offices are located at 920 Pilot Road, Las Vegas, Nevada 89119. Our telephone number is (702) 896-3890. Our website address is www.progressivegaming.net. We make available free of charge through our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website, unless specifically referenced herein, does not constitute part of this prospectus or any prospectus supplement.

RISK FACTORS

Except for the historical information contained in this prospectus or incorporated by reference, this prospectus and the information incorporated in this prospectus by reference contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated herein by reference.

Investment in our shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus before purchasing any shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

Risks Relating to Our Business

If we are unable to develop or introduce innovative products and technologies that gain market acceptance and satisfy consumer preferences, our current and future revenues will be adversely affected.

Our current and future performance is dependent upon the continued popularity of our existing products and technologies and our ability to develop and introduce new products and technologies that gain market acceptance and satisfy consumer preferences. The popularity of any of our gaming products and technologies may decline over time as consumer preferences change or as new, competing products or new technologies are introduced by our competitors. If we are unable to develop or market innovative products or technologies in the future, or if our current products or technologies become obsolete or otherwise noncompetitive, our ability to sustain current revenues from our existing customers or to generate additional revenues from existing or new customers would be adversely affected, which, in turn, could materially reduce our profitability and growth potential. In addition, the introduction of new and innovative products and technologies by our competitors that are successful in meeting consumer preferences also could materially reduce our competitiveness and adversely affect our revenues and our business.

The development of new products and technologies requires a significant investment by us prior to any of the products or technologies becoming available for the market. New products, such as new games and refresher versions of our existing games, may not gain popularity with gaming patrons, or may not maintain any popularity achieved. In the event any new products or technologies fail to gain market acceptance or appeal to consumer preferences, we may be unable to recover the cost of developing these products or technologies.

We are defendants in a litigation matter that could result in substantial costs and divert management’s attention and resources.

We were sued by Derek Webb and related plaintiffs in the U.S. District Court, Southern District of Mississippi, Jackson Division, or the Court, in a case filed on December 27, 2002. The plaintiffs alleged state law interference with business relations claims and federal antitrust violations and contend that we illegally restrained trade and attempted to monopolize the proprietary table game market in the United States. In a jury verdict, the plaintiff has been awarded the sum of $13 million for his claims, which amount has been trebled to $39 million in accordance with applicable law. The plaintiffs have also filed a motion seeking attorneys’ fees and costs of approximately $4.7 million. We have filed post-trial claims for relief and, if necessary, intend to initiate the appeals process. While we and outside counsel believe it is probable that the jury verdict will be overturned or reversed as a result of the post trial motions, the Court could uphold the jury verdict and/or reject our post-trial efforts, and any appeals we make in this matter may be denied. In addition we may be required to post a bond of up to the full amount of the jury verdict as a condition to pursuing an appeal. There can be no assurance that we would be in a position financially to post a bond of this magnitude to permit the appeal process to proceed. Even if successful in posting a bond of this magnitude, this requirement could have a material adverse effect on our financial position, results of operations and liquidity.

We intend to vigorously defend ourselves against these claims. However, no assurances can be made that we will be successful in our defense of the pending claims. If we are not successful in our defense of such claims, we could be forced to, among other things, make significant payments to resolve these claims or post significant bonds to pursue appeals, and such payments and/or bonds could have a material adverse effect on our business, financial condition and results of operations. Further, regardless of the outcome of the foregoing matters, these litigation matters themselves may result in substantial costs and divert management’s attention and resources, all of which could adversely affect our business.

Our cash flow from operations and available credit may not be sufficient to meet our capital requirements and, as a result, we could be dependent upon future financing, which may not be available.

Historically, we have not generated sufficient cash flow from operations to satisfy our capital requirements and have relied upon debt and equity financing arrangements to satisfy such requirements. Should such financing arrangements be required but unavailable in the future, this will pose a significant risk to our liquidity and ability to meet operational and other cash requirements. There can be no assurance that our existing credit facility or future financing arrangements will be available on acceptable terms, or at all. For example, in the first and second quarters of 2007 we required a waiver from our senior lender of certain financial covenants. We also recently obtained a waiver from our senior lender of certain borrowing base and qualified cash covenants, and believe it is likely that we will require a waiver of financial covenants applicable to the third quarter of 2007. If we are unable to maintain existing financing arrangements, including our credit facility, or obtain future financing, on terms acceptable to us, this may pose a significant risk to our liquidity and ability to meet operational and other cash requirements.

We may not sell our table game assets to Shuffle Master and otherwise may not realize expected benefits from the sale. Failure to complete the proposed sale of our table games division could negatively affect our stock price and future business and operations.

Other than with respect to an exclusivity period, our letter of intent with Shuffle Master is not binding, and we have not yet entered into definitive agreements regarding the proposed sale of our table games division. The specific terms and conditions of the transactions, and our prospective relationship with Shuffle Master, are yet to be determined in the definitive agreements. The sale is also contingent upon, among other things, completion of due diligence investigations and other customary closing procedures. The definitive documentation for the transaction may not be completed when expected, or at all, and may not contain terms and conditions as favorable to us as anticipated. Also, even if we enter into a definitive agreement with Shuffle Master for the sale, we may be unable to obtain, or meet conditions imposed for, approvals required for the transaction, including approvals required by our lenders. If the proposed sale of our table games division is not completed for any reason, the price of our common stock may decline to the extent that it reflects a positive market assumption that the transaction will be completed. In addition, if we are not able to complete the proposed transactions with Shuffle Master, we may be unable to find a third party willing to engage in similar transactions on terms as favorable as those expected in the proposed transaction, or at all. This could limit our ability to pursue our strategic goals in an atmosphere of increased uncertainty. Further, even if we are able to complete the sale, we may not realize the anticipated benefits of the transaction to the extent expected, or at all, and the disposition of these assets may adversely affect our future growth and results of operations.

If we are unable to rapidly develop new technologies, our products and technologies may become obsolete or noncompetitive.

The gaming sector is characterized by the rapid development of new technologies and continuous introduction of new products. In addition to requiring a strong pipeline of proprietary games, our success is dependent upon new product development and technological advancements, including the continued development and commercialization of the Table iD™ system, our cashless technology, table player tracking technologies, central server-based products and technologies, progressive jackpot systems and integrated management systems. The markets in which we compete are subject to frequent technological changes, and one or more of our competitors may develop alternative technologies or products for bonusing, progressive jackpots, slot accounting, cashless technology, player tracking or game promotions, or a superior game platform which may not be made available to us. While we expend a significant amount of resources on research and development and product enhancement, we may not be able to continue to improve and market our existing products or technologies or develop and market new products at a rapid enough pace. Further technological developments may cause our products or technologies to become obsolete or noncompetitive.

If our current or proposed products or technologies do not receive regulatory approval, our revenue and business prospects will be adversely affected.

Our products and technologies are in various stages of development. Our development efforts are dependent on factors such as obtaining requisite governmental approvals. Each of these products and technologies requires separate regulatory approval in each market in which we do business, and this regulatory approval may either not be granted at all or not be granted in a timely manner, for reasons primarily outside of our control. In addition, we cannot predict with any accuracy which jurisdictions or markets, if any, will accept and which authorities will approve the operation of our gaming products and technologies, or the timing of any such approvals. A lack of regulatory approval for our new games or other products and technologies, or refresher versions of our existing games or other products and technologies, or delays in obtaining necessary regulatory approvals, will adversely affect our revenues and business prospects.

For example, RFID (radio frequency identification), CJS (Casino Jackpot Station) and central server-based gaming represent three of our key strategic initiatives over the next several years. While we are moving forward with the regulators in various jurisdictions to obtain required approvals, we are at various stages in the approval and development process for each initiative. We cannot assure you that we will receive the necessary approvals in all of the jurisdictions we have sought approval nor can we assure you that there will not be any production delays in developing and distributing these products and technologies. Any delay in production or in the regulatory process, or a denial of regulatory approval altogether, for any one of these initiatives will adversely impact our revenues and business.

If our products or technologies currently in development do not achieve commercial success, our revenue and business prospects will be adversely affected.

While we are pursuing and will continue to pursue product and technological development opportunities, there can be no assurance that such products or technologies will come to fruition or become successful. Furthermore, while a number of those products and technologies are being tested, we cannot provide any definite date by which they will be commercially viable and available, if at all. We may experience operational problems with such products after commercial introduction that could delay or prevent us from generating revenue or operating profits. Future operational problems could increase our costs, delay our plans or adversely affect our reputation or our sales of other products which, in turn, could materially adversely affect our success. We cannot predict which of the many possible future products or technologies currently in development will meet evolving industry standards and consumer demands. We cannot assure you that we will be able to adapt to technological changes or offer products on a timely basis or establish or maintain a competitive position.

We may not be successful in forming or maintaining strategic alliances with other companies, which could negatively affect our product offerings and sales.

Our business is becoming increasingly dependent on forming or maintaining strategic alliances with other companies, and we may not be able to form or maintain alliances that are important to ensure that our products and technologies are compatible with third-party products and technologies, to enable us to license our products and technologies to potential new customers and into potential new markets, and to enable us to continue to enter into new agreements with our existing customers. There can be no assurance that we will identify the best alliances for our business or that we will be able to maintain existing relationships with other companies or enter into new alliances with other companies on acceptable terms or at all. The failure to maintain or establish successful strategic alliances could have a material adverse effect on our business or financial results. If we cannot form and maintain significant strategic alliances with other companies as our target markets and technology evolve, the sales opportunities for our products and technologies could deteriorate.

If any conflicts arise between us and any of our alliance partners, our reputation, revenues and cash position could be significantly harmed.

Conflicts may arise between us and our alliance partners, such as conflicts concerning licensing and royalty fees, development or distribution obligations, the achievement of milestones or the ownership or protection of intellectual property developed by the alliance or otherwise. Any such disagreement between us and an alliance partner could result in one or more of the following, each of which could harm our reputation, result in a loss of revenues and a reduction in our cash position:

•	unwillingness on the part of an alliance partner to pay us license fees or royalties we believe are due to us under the strategic alliance;

•

uncertainty regarding ownership of intellectual property rights arising from our strategic alliance activities, which could result in litigation, permit third parties to use certain of our intellectual property or prevent us from utilizing such intellectual property rights and from entering into additional strategic alliances;

•

unwillingness on the part of an alliance partner to keep us informed regarding the progress of its development and commercialization activities, or to permit public disclosure of the results of those activities;

•	slowing or cessation of an alliance partner’s development or commercialization efforts with respect to our products or technologies;

•	delays in the introduction or commercialization of products or technologies; or

•	termination or non-renewal of the strategic alliance.

In addition, certain of our current or future alliance partners may have the right to terminate the strategic alliance on short notice. Accordingly, in the event of any conflict between the parties, our alliance partners may elect to terminate the agreement or alliance prior to completion of its original term. If a strategic alliance is terminated prematurely, we would not realize the anticipated benefits of the strategic alliance, our reputation in the industry and in the investment community may be harmed and our stock price may decline.

In addition, in certain of our current or future strategic alliances, we may agree not to develop products independently, or with any third party, directly competitive with the subject matter of our strategic alliances. Our strategic alliances may have the effect of limiting the areas of research, development and/or commercialization that we may pursue, either alone or with others. Under certain circumstances, however, our alliance partners may research, develop, or commercialize, either alone or with others, products in related fields that are competitive with the products or potential products that are the subject of these strategic alliances. For example, as part of our joint development arrangement with IGT and Shuffle Master, we agreed not to manufacture or sell our intelligent shoe products for a three-year period.

Our failure to protect, maintain and enforce our existing intellectual property or secure, maintain and enforce such rights for new proprietary technology could adversely affect our future growth and success.

Our ability to successfully protect our intellectual property is essential to our success. We protect our intellectual property through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Certain of our existing and proposed products are covered by patents issued in the United States, which may differ from patent protection in foreign jurisdictions, where our intellectual property may not receive the same degree of protection as it would in the United States. In addition, in many countries intellectual property rights are conditioned upon obtaining registrations for trademarks, patents and other rights, and we have not obtained such registrations in all relevant jurisdictions. Failure to effectively protect our intellectual property could significantly impair our competitive advantage and adversely affect our revenues and the value of our common stock.

Our future success is also dependent upon our ability to secure our rights in any new proprietary technology that we develop. We file trademark, copyright and patent applications to protect intellectual property rights for many of our trademarks, proprietary games, gaming products and improvements to these products. Our failure to obtain federal protection for our patents and trademarks could cause us to become subject to additional competition and could have a material adverse effect on our future revenues and operations. In addition, any of the patents that we own, acquire or license may be determined to be invalid or otherwise unenforceable and would, in such case, not provide any protection with respect to the associated intellectual property rights.

If we are unable to effectively promote our trademarks, our revenues and results of operations may be materially adversely affected.

We intend to promote the trademarks that we own and license from third parties to differentiate ourselves from our competitors and to build goodwill with our customers. These promotion efforts will require certain expenditures on our part. However, our efforts may be unsuccessful and these trademarks may not result in the competitive advantage that we anticipate. In such event, our revenues and results of operations may be materially adversely affected by the costs and expenses related to the promotion of such trademarks.

Our competitors may develop non-infringing products or technologies that adversely affect our future growth and revenues.

It is possible that our competitors will produce proprietary games or gaming products similar to ours without infringing on our intellectual property rights. We also rely on unpatented proprietary technologies. It is possible that others will independently develop the same or similar technologies or otherwise obtain access to the unpatented technologies upon which we rely for future growth and revenues. In addition, to protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and strategic partners to enter into confidentiality agreements or agreements containing confidentiality provisions. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Failure to meaningfully protect our trade secrets, know-how or other proprietary information could adversely affect our future growth and revenues.

We may incur significant litigation expenses protecting our intellectual property or defending our use of intellectual property, which may have a material adverse effect on our cash flow.

Significant litigation regarding intellectual property exists in our industry. Competitors and other third parties may infringe our intellectual property rights. Alternatively, competitors may allege that we have infringed their intellectual property rights. Any claims, even those made by third parties which are without merit, could:

•	be expensive and time consuming to defend resulting in the diversion of management’s attention and resources;

•

cause one or more of our patents to be ruled or rendered unenforceable or invalid, or require us to cease making, licensing or using products or systems that incorporate the challenged intellectual property; or

•	require us to spend significant time and money to redesign, reengineer or rebrand our products or systems if feasible.

See “Item 1. Legal Proceedings” in Part II of our Quarterly Report on Form 10-Q filed with the SEC on August 9, 2007 and “Item 3. Legal Proceedings” in our Annual Report on Form 10-K filed with the SEC on March 23, 2007 for a description of various legal proceedings in which we are involved.

If we are found to be infringing on a third-party’s intellectual property rights, we may be forced to discontinue certain products or technologies, pay damages or obtain a license to use the intellectual property, any of which may adversely affect our future growth and revenues.

If we are found to be infringing on a third party’s intellectual property rights, we may be forced to discontinue certain products or the use of certain competitive technologies or features, which may have a material adverse effect on our future growth and revenues. Alternatively, if the company holding the applicable patent is willing to give us a license that allows us to develop, manufacture or market our products or technologies, we may be required to obtain a license from them. Such a license may require the payment of a license, royalty or similar fee or payment and may limit our ability to market new products or technologies, which would adversely affect our future growth and revenues. In addition, if we are found to have committed patent infringement we may be obligated to pay damages or be subject to other remedies, which could adversely affect the value of our common stock.

Some of our products may contain open source software which may be subject to restrictive open source licenses requiring us to make our source code available to third parties and potentially granting third parties certain rights to the software.

Some of our products may contain open source software which may be subject to restrictive open source licenses. Some of these licenses may require that we make our source code related to the licensed open source software available to third parties and/or license such software under the terms of a particular open source license potentially granting third parties certain rights to the software. We may incur legal expenses in defending against claims that we did not abide by such licenses. If our defenses are unsuccessful we may be enjoined from distributing products containing such open source software, be required to make the relevant source code available to third parties, be required to grant third parties certain rights to the software, be subject to potential damages or be required to remove the open source software from our products. Any of these outcomes could disrupt our distribution and sale of related products and adversely affect our revenues and the value of our common stock.

We depend upon our ability to obtain licenses for popular intellectual properties and our failure to secure such licenses on acceptable terms could adversely affect our future growth and success.

Our future success depends upon our ability to obtain licenses for popular intellectual properties. World Series of Poker®, KISS® and Ripley’s Believe It Or Not!® are among the intellectual properties that we currently license from third parties. We may not be successful in obtaining licenses for popular intellectual properties. Even if we are successful in these efforts, we may not have the ability to adapt or deploy them for the development of casino games, or be able to control or accurately predict the timing or cost of such development efforts or the commercial success of the resulting games.

We operate in a highly competitive market and may be unable to successfully compete which may harm our operating results.

We compete with a number of developers, manufacturers and distributors of similar products and technologies. Many of our competitors are large companies that have greater access to capital, marketing and development resources than we have. Larger competitors may have more resources to devote to research and development and may be able to more efficiently and effectively obtain regulatory approval. In addition, competitors with a larger installed base of games have an advantage in retaining the most space and best placement in casinos. These competitors may also have the advantage of being able to convert their installed games to newer models in order to maintain their share of casino floor space. Similarly, the casino management systems market is highly competitive. Pricing, product features and functionality, accuracy and reliability are key factors in determining a provider’s success in selling its system. Because of the high initial costs of installing a computerized monitoring system, customers for such systems generally do not change suppliers once they have installed a system. This may make it difficult for us to attract customers who have existing computerized monitoring systems.

Our business and revenues will be negatively affected if we are unable to compete effectively in the markets for our products and technologies. New competitors also may enter our key markets. Numerous factors may affect our ability to successfully compete and thus affect our future performance, including:

•	the relative popularity of our existing products and our ability to develop and introduce appealing new products;

•	our ability to obtain adequate space and favorable placement on casino gaming floors;

•	our ability to maintain existing regulatory approvals and to obtain further regulatory approvals as needed; and

•	our ability to enforce our existing intellectual property rights and to adequately secure, maintain and protect rights for new products.

If gaming operators cancel the placement of our games or do not agree to recurring revenue arrangements, our revenues and growth could be adversely affected.

Under the terms of our current arrangements with gaming operators, our installed base of games may be replaced by competing products under certain circumstances, thus ending the recurring revenue stream or arrangement with such operator. Such replacement may result from competition, changes in economic conditions, technological requirements, obsolescence or declining popularity. During 2005, we commenced the process of repositioning our existing slot platform, which includes a focus on developing content through third-party developers. Our goal is to transition from the prior model to slot games delivered in a central server-based environment. As a result of the sale of our slot business and the proposed sale of our table business, we have classified the slot and table games segment as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets—see Note 2 in the Notes to Consolidated Financial Statements included in our Form 10-Q filed with the SEC on August 9, 2007.

Prominent placement of our games on the casino floor is necessary to maximize the amount of recurring revenues derived from each of our games. Our leases do not require the gaming operators to place our games in prominent locations. If we fail to maintain prominent locations in casinos, our games may not be played, resulting in a reduction of our recurring revenues.

We have historically placed our proprietary games in casinos primarily under leases which provide for a fixed rental payment or on the basis of revenue participation in the game’s operating results. Most of these lease agreements are for 12 to 36 months and are subject to cancellation by the operator that may involve 30 or 60-day prior notice of cancellation. We will continue to follow this model to the extent that there is interest amongst our customers.

The gaming industry is highly regulated, and we must adhere to various regulations and maintain our licenses to continue our operations.

The distribution of gaming products and conduct of gaming operations are extensively regulated by various domestic and foreign gaming authorities. Although the laws of different jurisdictions vary in their technical requirements and are amended from time-to-time, virtually all jurisdictions in which we operate require registrations, licenses, findings of suitability, permits and other approvals, as well as documentation of qualifications, including evidence of the integrity, financial stability and responsibility of our officers, directors, major stockholders and key personnel. If we fail to comply with the laws and regulations to which we are subject, the applicable domestic or foreign gaming authority may impose significant penalties and restrictions on our operations, resulting in a material adverse effect on our revenues and future business. See our Annual Report on Form 10-K for the year ended December 31, 2006 for a description of the regulations that apply to our business.

Future authorizations or regulatory approvals may not be granted in a timely manner or at all which would adversely affect our results of operations.

We will be subject to regulation in any other jurisdiction where our customers may operate in the future. Future authorizations or approvals required by domestic and foreign gaming authorities may not be granted at all or as timely as we would like, and current or future authorizations may not be renewed. In addition, we may be unable to obtain the authorizations necessary to operate new products or new technologies or to operate our current products or technologies in new markets. In either case, our results of operations would likely be adversely affected. Gaming authorities can also place burdensome conditions and limits on future authorizations and approvals. If we fail to maintain or obtain a necessary registration, license, approval or finding of suitability, we may be prohibited from selling our products or technologies for use in the jurisdiction, or we may be required to sell them through other licensed entities at a reduced profit. The continued growth of markets for our products and technologies is contingent upon regulatory approvals by various federal, state, local and foreign gaming authorities. We cannot predict which new jurisdictions or markets, if any, will accept and which authorities will approve the operation of our gaming products and technologies, the timing of any such approvals or the level of our penetration in any such markets.

Enforcement of remedies or contracts against Native American tribes could be difficult.

Many of our contracts with Native American tribes are subject to sovereign immunity and tribal jurisdiction. If a dispute arises with respect to any of those agreements, it could be difficult for us to protect our rights. Native American tribes generally enjoy sovereign immunity from suit similar to that enjoyed by individual states and the United States. In order to sue a Native American tribe (or an agency or instrumentality of a Native American tribe), the tribe must have effectively waived its sovereign immunity with respect to the matter in dispute. Moreover, even if a Native American tribe were to waive sovereign immunity, such waiver may not be valid and in the absence of an effective waiver of sovereign immunity by a Native American tribe, we could be precluded from judicially enforcing any rights or remedies against that tribe.

Our business is closely tied to the casino industry and factors that negatively impact the casino industry may also negatively affect our ability to generate revenues.

Casinos and other gaming operators represent a significant portion of our customers. Therefore, factors that may negatively impact the casino industry may also negatively impact our future revenues. If casinos experience reduced patronage, revenues may be reduced as our games may not perform well and may be taken off of the casino floor altogether.

The level of casino patronage, and therefore our revenues, are affected by a number of factors beyond our control, including:

•	general economic conditions;

•	levels of disposable income of casino patrons;

•	downturn or loss in popularity of the gaming industry in general, and table and slot games in particular;

•	the relative popularity of entertainment alternatives to casino gaming;

•	the growth and number of legalized gaming jurisdictions;

•	local conditions in key gaming markets, including seasonal and weather-related factors;

•	increased transportation costs;

•	acts of terrorism and anti-terrorism efforts;

•	changes or proposed changes to tax laws;

•	increases in gaming taxes or fees;

•	legal and regulatory issues affecting the development, operation and licensing of casinos;

•	the availability and cost of capital to construct, expand or renovate new and existing casinos;

•	the level of new casino construction and renovation schedules of existing casinos; and

•	competitive conditions in the gaming industry and in particular gaming markets, including the effect of such conditions on the pricing of our games and products.

These factors significantly impact the demand for our products and technologies.

The gaming industry is sensitive to declines in the public acceptance of gaming. Public opinion can negatively affect the gaming industry and our future performance.

In the event that there is a decline in public acceptance of gaming, this may affect our ability to do business in some markets, either through unfavorable legislation affecting the introduction of gaming into emerging markets, or through legislative and regulatory changes in existing gaming markets which may adversely affect our ability to continue to sell and lease our games in those jurisdictions, or through resulting reduced casino patronage. We cannot assure you that the level of support for legalized gaming or the public use of leisure money in gaming activities will not decline.

Economic, political and other risks associated with our international sales and operations could adversely affect our operating results.

Since we sell our products worldwide, our business is subject to risks associated with doing business internationally. Our sales to customers outside the United States, primarily Canada, the United Kingdom and Australia accounted for approximately 60% of our consolidated revenue for the quarter ended June 30, 2007. We expect the percentage of our international sales to continue to increase during the remainder of 2007. Accordingly, our future results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	exchange controls;

•	changes in regulatory requirements;

•	costs to comply with applicable laws;

•	changes in a specific country’s or region’s political or economic conditions;

•	tariffs and other trade protection measures;

•	import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	different regimes controlling the protection of our intellectual property;

•	difficulty in staffing and managing widespread operations;

•	changing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries; and

•	violations under the Foreign Corrupt Practices Act.

Holders of our common stock are subject to the requirements of the gaming laws of all jurisdictions in which we are licensed.

Pursuant to applicable laws, gaming regulatory authorities in any jurisdiction in which we are subject to regulation may, in their discretion, require a holder of any of our securities to provide information, respond to questions, make filings, be investigated, licensed, qualified or found suitable to own our securities. Moreover, the holder of the securities making any such required application is generally required to pay all costs of the investigation, licensure, qualification or finding of suitability.

If any holder of our securities fails to comply with the requirements of any gaming authority, we have the right, at our option, to require such holder to dispose of such holder’s securities within the period specified by the applicable gaming law or to redeem the securities to the extent required to comply with the requirements of the applicable gaming law.

Additionally, if a gaming authority determines that a holder is unsuitable to own our securities, such holder will have no further right to exercise any voting or other rights conferred by the securities, to receive any dividends, distributions or other economic benefit or payments with respect to the securities or to continue its ownership or economic interest in our securities. We can be sanctioned if we permit any of the foregoing to occur, which may include the loss of our licenses.

We may not realize the benefits we expect from the acquisitions of VirtGame and EndX.

We will need to overcome significant challenges to realize any benefits or synergies from our acquisitions of VirtGame and EndX. These challenges include the timely, efficient and successful execution of a number of post-transaction integration activities, including:

•	integrating the technologies of the companies;

•	entering markets in which we have limited or no prior experience;

•	obtaining regulatory approval for the central server-based technology;

•	successfully completing the development of VirtGame and EndX technologies;

•	developing commercial products based on those technologies;

•	retaining and assimilating the key personnel of each company;

•	attracting additional customers for products based on VirtGame or EndX technologies;

•	implementing and maintaining uniform standards, controls, processes, procedures, policies and information systems; and

•	managing expenses of any undisclosed or potential legal liability of VirtGame or EndX.

The process of integrating operations and technology could cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the integration of VirtGame and EndX technologies could have an adverse effect on our business, results of operations or financial condition. We may not succeed in addressing these risks or any other problems encountered in connection with these transactions. The inability to successfully integrate the technology and personnel of VirtGame and EndX, or any significant delay in achieving integration, including regulatory approval delays, could have a material adverse effect on us and, as a result, on the market price of our common stock.

Future acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and strain our resources.

As part of our business strategy, we intend to continue to seek to acquire businesses, services and technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities, provide us with valuable customer contacts or otherwise offer growth opportunities. If we fail to achieve the anticipated benefits of any acquisitions we complete, our business, operating results, financial condition and prospects may be impaired. Acquisitions and investments involve numerous risks, including:

•	difficulties in integrating operations, technologies, services, accounting and personnel;

•	difficulties in supporting and transitioning customers of our acquired companies to our technology platforms and business processes;

•	diversion of financial and management resources from existing operations;

•	difficulties in obtaining regulatory approval for technologies and products of acquired companies;

•	potential loss of key employees;

•	dilution of our existing stockholders if we finance acquisitions by issuing convertible debt or equity securities, which dilution could adversely affect the market price of our stock;

•	inability to generate sufficient revenues to offset acquisition or investment costs; and

•	potential write-offs of acquired assets.

Acquisitions also frequently result in recording of goodwill and other intangible assets, which are subject to potential impairments in the future that could harm our operating results. It is also possible that at some point in the future we may decide to enter new markets, thus subjecting ourselves to new risks associated with those markets.

Our business will be seriously jeopardized if we are unable to attract and retain key employees.

Our success depends on the continued contributions of our principal management, development and scientific personnel, and the ability to hire and retain key personnel, particularly in the technology area as we transition our business from manufacturing and distribution of slot machines and other hardware to game content and technology and continue to grow our existing businesses. We face intense competition for such personnel. The loss of services of any principal member of our management team could adversely impact our operations and ability to raise additional capital.

If our products or technologies contain defects, our reputation could be harmed and our results of operations adversely affected.

Some of our products and technologies are complex and may contain undetected defects. The occurrence of defects or malfunctions could result in financial losses for our customers and in turn termination of leases, licenses, cancellation of orders, product returns and diversion of our resources. Any of these occurrences could also result in the loss of or delay in market acceptance of our products or technologies and loss of sales.

As our business is subject to quarterly fluctuation, our operating results and stock price could be volatile, particularly on a quarterly basis.

Our quarterly revenue and net income may vary based on the timing of the opening of new gaming jurisdictions, the opening or closing of casinos or the expansion or contraction of existing casinos, gaming regulatory approval or denial of our products and corporate licenses, the introduction of new products or the seasonality of customer capital budgets, and our operating results have historically been lower in quarters with lower sales. In addition, historically, up to approximately 40% of our revenues have been based on cash-based licensing transactions, the majority of which are generated from intellectual property, content and technology licensing activities. Most of these non-recurring transactional revenues are from gaming supplier original equipment manufacturers, or OEMs, and service providers. Each such transaction is unique, depending on the nature, size, scope and breadth of the intellectual property, content, or technology that is being licensed and/or the rights the licensee or the buyer wishes to obtain. Also, these licensing transactions often take several months, and in some cases, several quarters, to negotiate and consummate. As a result, our quarterly revenues and net income may vary based on how and when we record these cash-based transactions, and our operating results and stock price could be volatile, particularly on a quarterly basis.

We have substantial debt and debt service requirements, which could have an adverse impact on our business and the value of our common stock.

On June 30, 2007, our total outstanding debt was approximately $65.8 million. On August 4, 2006, we entered into a $22.5 million, three-year revolving credit facility to replace the existing $10 million facility we entered into in April 2006. Outstanding principal under the facility will bear interest at a reference rate of interest plus an applicable margin (currently 11.75%) or a LIBOR rate plus an applicable margin. We may incur additional debt in the future. Substantial debt may make it more difficult for us to operate and effectively compete in the gaming industry. The degree to which we and/or one or more of our subsidiaries are leveraged could have important adverse consequences on our value as follows:

•	it may be difficult for us to make payments on our outstanding indebtedness;

•

a significant portion of our cash flows from operations must be dedicated to debt service and will not be available for other purposes that would otherwise be operationally value-enhancing uses of such funds;

•	our ability to borrow additional amounts for working capital, capital expenditures, potential acquisition opportunities and other purposes may be limited;

•

we may be limited in our ability to withstand competitive pressures and may have reduced financial flexibility in responding to changing business, regulatory and economic conditions in the gaming industry;

•	we may be at a competitive disadvantage because we may be more highly leveraged than our competitors and, as a result, more restricted in our ability to invest in our growth and expansion;

•	it may cause us to fail to comply with applicable debt covenants and could result in an event of default that could result in all of our indebtedness being immediately due and payable; and

•	if new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

Realization of any of these factors could adversely affect our financial condition and results of operations.

If our future cash flows and capital resources are insufficient to meet our debt obligations and commitments, we may be forced to reduce or delay activities and capital expenditures, obtain additional equity capital or restructure or refinance our debt. In the event that we are unable to do so, we may be left without sufficient liquidity and we may not be able to meet our debt service requirements. If we fail to comply with the terms of our debt obligations, including the terms of our senior secured credit facility and our 11.875% senior secured notes, which notes are for an aggregate principal amount of approximately $45 million, due in August 2008, our lenders will have the right to accelerate the maturity of that debt and foreclose upon the collateral securing that debt. For example, in the first and second quarters of 2007 we required a waiver from our senior lender of certain financial covenants. We also recently obtained a waiver from our senior lender of certain borrowing base and qualified cash covenants, and believe it is likely that we will require a waiver of financial covenants applicable to the third quarter of 2007. Substantially all of our assets are pledged as security to the lenders under our senior secured credit facility and holders of our Notes. The ability of our stockholders to participate in the distribution of our assets upon our liquidation or recapitalization will be subject to the prior claims of our secured and unsecured creditors. Any foreclosure of our assets by such creditors will materially reduce the assets available for distribution to our stockholders.

Our lenders have imposed numerous debt covenants that include financial and operating restrictions that may adversely affect how we conduct our business and potentially reduce our revenues and affect the value of our common stock.

We expect to continue to be subject to numerous covenants in our debt agreements that impose financial and operating restrictions on our business. These restrictions may affect our ability to operate our business, may limit our ability to take advantage of potential business opportunities as they arise, and may adversely affect the conduct and competitiveness of our current business, which could in turn reduce our revenues and thus affect the value of our common stock. Specifically, these covenants may place restrictions on our ability to, among other things:

•	incur more debt;

•	pay dividends, redeem or repurchase our stock or make other distributions;

•	make acquisitions or investments;

•	use assets as security in other transactions;

•	enter into transactions with affiliates;

•	merge or consolidate with others;

•	dispose of assets or use asset sale proceeds;

•	create liens on our assets;

•	extend credit;

•	amend agreements related to existing indebtedness; or

•	amend our material contracts.

The terms of our indebtedness require that we meet a number of financial ratios and tests on a quarterly and annual basis, including senior debt leverage ratio, total debt leverage ratio, a minimum EBITDA test, a minimum cash plus availability test and a minimum interest coverage test. Our ability to meet these ratios and tests and to comply with other provisions governing our indebtedness may be affected by changes in economic or business conditions or other events beyond our control. For example, in the first and second quarters of 2007 we required a waiver from our senior lender of certain financial covenants. We also recently obtained a waiver from our senior lender of certain borrowing base and qualified cash covenants, and believe it is likely that we will require a waiver of financial covenants applicable to the third quarter of 2007. Our failure to comply with our debt-related obligations could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness, including without limitation, our senior secured credit facility and our senior secured notes. This in turn could have a material adverse effect on our operations, our revenues and thus our common stock value.

Additionally, the covenants governing our indebtedness restrict the operations of our subsidiaries, including, in some cases, limiting the ability of our subsidiaries to make distributions to us, and these limitations could impair our ability to meet such financial ratios and tests.

Lastly, we are required by our senior secured notes to offer to repurchase or make certain payments on our debt at times when we may lack the financial resources to do so, such as upon a change of control. These expenditures may materially and adversely affect our liquidity and our ability to maintain or grow our business as payments to satisfy the debt will be diverted away from any investment in the growth of our business, thus potentially affecting the value of our common stock.

Whether or not the proposed sale of our table games division is completed, we will incur substantial costs.

The sale of our table games division will be complex, time consuming and expensive, and may disrupt our business and result in the loss of personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the transaction also could have an adverse effect on our business and results of operations. We will incur substantial costs related to the proposed sale of our table games division, including certain fees for financial advisors, attorneys and accountants, whether or not the transaction is completed. In addition, we expect to continue to incur significant expenses related to the operation of our table games division prior to the proposed sale.

If our remaining brand license agreements with content providers are terminated or are not renewed, or if we breach our obligations under any license agreement, our revenues could be reduced.

Revenues from our slot and table games segment are derived primarily from the popularity of our branded table and slot games, including licensed brands such as World Series of Poker®, KISS®, and Beach Boys®, among others. We generally develop these games under multi-year license agreements which contain options to renew. As a result of the sale of our slot business and the proposed sale of our table business, we have classified the slot and table games segment as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets—see Note 2 in the Notes to Consolidated Financial Statements included in our Form 10-Q filed with the SEC on August 9, 2007.

Any termination or failure to renew a license agreement with our branded content providers could have a material, adverse effect on our revenues and operations. For example, Hasbro declined to renew the Yahtzee and Battleship brands with us as of December 15, 2004. In addition, we are engaged in litigation with Hasbro related to a claim for past due royalties on slot game titles that we licensed from Hasbro, and there is no certainty that this litigation will be resolved or that Hasbro will renew other license agreements with us for other Hasbro brands. For example, in the second quarter of 2006 our Clue® and Trivial Pursuit® license arrangements with Hasbro expired.

Each license agreement contains provisions that obligate us to perform in a certain manner. If we breach these obligations, the licensor may terminate the license agreement following a specified period that varies from immediate termination to thirty days, depending upon the agreement and the type of breach. In addition, any breach of our obligations may adversely affect our relationship with the licensor, as well as deter the licensor and other third parties from licensing additional brands to us. Our ability to renew certain of our license agreements for an additional term may be conditioned upon our having paid minimum royalties to the licensor during the applicable initial term. If we do not generate sufficient revenues to pay the minimum royalties or otherwise are unable to renew any of our license agreements with the licensor, our future revenues may be materially reduced.

Risks Relating to Our Securities

The market price of our common stock may decline as a result of the proposed sale of our table games division.

The market price of our common stock may decline as a result of the proposed sale of our table games division for a number of reasons, including:

•	uncertainty surrounding the proposed transaction;

•	the failure to complete the proposed sale in a timely manner, on favorable terms and conditions, or at all;

•	the failure of the proposed sale to result in cash proceeds at levels that may be anticipated by financial or industry analysts.

The share price of our common stock may be volatile and could decline substantially.

The trading price of our common stock has been volatile and is likely to continue to be volatile. Our stock price could be subject to wide fluctuations in response to a variety of issues including broad market factors that may have a material adverse impact on our stock price, regardless of actual performance. These factors include:

•	periodic variations in the actual or anticipated financial results of our business or of our competitors;

•	downward revisions in securities analysts’ estimates of our future operating results or of the future operating results of our competitors;

•	material announcements by us or our competitors;

•	quarterly fluctuations in non-recurring revenues from cash-based licensing transactions;

•	public sales of a substantial number of shares of our common stock; and

•	adverse changes in general market conditions or economic trends or in conditions or trends in the markets in which we operate.

If our quarterly results are below the expectations of securities market analysts and investors, the price of our common stock may decline.

Many factors, including those described in this “Risk Factors” section, can affect our business, financial condition and results of operations, which makes the prediction of our financial results difficult. These factors include:

•	changes in market conditions that can affect the demand for the products we sell;

•	quarterly fluctuations in non-recurring revenues from cash-based licensing transactions;

•	general economic conditions that affect the availability of disposable income among consumers; and

•	the actions of our competitors.

If our quarterly operating results fall below the expectations of securities market analysts and investors due to these or other risks, securities analysts may downgrade our common stock and some of our stockholders may sell their shares, which could adversely affect the trading prices of our common stock. Additionally, in the past, companies that have experienced declines in the trading price of their shares due to events of this nature have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources, thus harming our business.

Future sales of our common stock may depress our stock price.

The market price for our common stock could decline as a result of sales by existing stockholders of large numbers of shares of our common stock or the perception that such sales may occur. Such sales of our common stock also might make it more difficult for us to sell equity or equity-related securities in the future at a time and at the prices that we deem appropriate. Of the approximately 34.9 million shares that are outstanding as of June 30, 2007, approximately 34 million shares generally are freely tradable in the public market.

Additionally, as of June 30, 2007, there were outstanding options, restricted share grants, and warrants to purchase an aggregate of approximately 5.9 million of our shares and we may grant options to purchase up to approximately 1.7 million additional shares under our stock option plans. Shares issued on exercise of those instruments would be freely tradable in the public market, except for any that might be acquired by our officers or directors.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock.

The issuance of additional equity securities or securities convertible into equity securities would result in dilution of then-existing stockholders’ equity interests in us. Our board of directors has the authority to issue, without vote or action of stockholders, up to 5,000,000 shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. If we issue convertible preferred stock, a subsequent conversion may dilute the current common stockholders’ interest. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future.

We do not intend to pay cash dividends. As a result, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We do not plan to pay any cash dividends on our common stock in the foreseeable future, since we currently intend to retain any future earnings to finance our operations and further expansion and growth of our business, including acquisitions. Moreover, the covenants governing our indebtedness restrict our ability to pay and declare dividends without the consent of the applicable lenders.

As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Anti-takeover provisions in our organizational documents, our stockholder rights plan and Nevada law could make a third-party acquisition of us difficult and therefore could affect the price investors may be willing to pay for our common stock.

The anti-takeover provisions in our articles of incorporation, our bylaws, our stockholder rights plan and Nevada law could make it more difficult for a third party to acquire us without the approval of our board of directors. Under these provisions, we could delay, deter or prevent a takeover attempt or third-party acquisition that certain of our stockholders may consider to be in their best interests, including a takeover attempt that may result in a premium over the market price of our common stock. In addition, these provisions may prevent the market price of our common stock from increasing substantially in response to actual or rumored takeover attempts and also may prevent changes in our management. Because these anti-takeover provisions may result in our being perceived as a potentially more difficult takeover target, this may affect the price investors are willing to pay for shares of our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. The proceeds from the sale of the common stock offered pursuant to this prospectus, including shares of our common stock issuable upon the exercise of certain warrants, are solely for the accounts of the selling stockholders.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

Some of the shares covered by this prospectus are issuable upon exercise of warrants to purchase our common stock. Upon any exercise for cash of the warrants, the selling stockholders will pay us the exercise price of the warrants. The cash exercise price of the warrants ranges between $7.72 and $24.57 per share. The warrants are also exercisable on a cashless basis. We will not receive any cash payment from the selling stockholders upon any exercise of the warrants on a cashless basis.

SELLING STOCKHOLDERS

We are registering for resale (i) shares of our common stock issued to certain investors in a private placement described below and (ii) shares of our common stock that are issuable upon the exercise of certain warrants assumed by PGIC pursuant to the merger with VirtGame Corp. as described below.

No offer or sale under this prospectus may be made by a selling stockholder unless that holder is listed in one of the tables below in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the registration statement of which this prospectus is a part has become effective. We will supplement or amend this prospectus to include additional selling stockholders upon request and upon provision of all required information to us. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

Private Placement Shares

On August 13, 2007, we entered into a securities purchase agreement with the selling stockholders named below, pursuant to which we sold an aggregate of 6,943,333 shares of our common stock in a private placement transaction, otherwise referred to as the Private Placement. We received aggregate gross proceeds of approximately $31,245,000 in connection with the Private Placement before deduction of placement agent fees and other transaction expenses. This prospectus covers, among other things, the offer and sale by the selling stockholders listed below of up to the total number of shares of common stock issued to the selling stockholders pursuant to the securities purchase agreement.

We are registering the above-referenced shares to permit the selling stockholders listed below and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell the shares in the manner contemplated under the “Plan of Distribution.”

The selling stockholders may sell some, all or none of their shares. We do not know how long the selling stockholders will hold the shares before selling them. We currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares other than the securities purchase agreement. The shares offered by this prospectus may be offered from time to time by the selling stockholders.

The following table sets forth the name of each selling stockholder, the number of shares owned by each of the respective selling stockholders, the number of shares that may be offered under this prospectus by such selling stockholders and the number of shares of our common stock to be owned by the selling stockholders after this offering is completed, assuming that all offered shares are sold as contemplated herein. The number of shares in the column “Number of Shares Being Offered” represents all of the shares that such selling stockholders may offer under this prospectus. Except as otherwise disclosed in this prospectus, none of the selling stockholders has, or within the past three fiscal years has had, any position, office or other material relationship with us. These selling stockholders have advised us that they may enter into short sales in the ordinary course of their business of investing and trading securities. These selling stockholders have also advised us that no short sales in our securities were entered into by them during the period beginning since the earlier of (i) when the selling stockholders obtained knowledge that we were contemplating a private placement or (ii) thirty (30) days prior to the execution of the securities purchase agreement, and in both cases ending upon the public announcement of the Private Placement.

Ownership is based upon information provided by each respective selling stockholder, Schedules 13D and 13G and other public documents filed with the SEC. The percentages of shares owned after the offering are based on 34,887,765 shares of our common stock outstanding as of August 13, 2007 plus 6,943,333 shares of our common stock sold in the private placement transaction referenced above, for a total of 41,831,098 shares of our common stock outstanding, which includes the outstanding shares of common stock offered by this prospectus (other than shares of common stock underlying the Virtgame Warrants as discussed below).

The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares since the date on which the information in the table is presented. Information about the selling stockholders may change over time.

	Shares of Common Stock Owned Prior to Offering(1)		Number of Shares Being Offered	Shares Owned After Offering
Name				Number(2)		Percent
William Blair Small Cap Growth Fund	3,016,835		3,016,835	—		*
Gerlach & Co.	111,189		111,189	—		*
Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems	33,773		33,773	—		*
Calhoun & Co FFC City of Dearborn General Employees Retirement Systems	16,511		16,511	—		*
Booth & Co FFC Hartmarx Retirement Income Trust	39,857		39,857	—		*
Booth & Co FFC Rush University Medical Center Endowment Account	52,184		52,184	—		*
Booth & Co FFC Rush University Medical Center Pension and Retirement	62,984		62,984	—		*
Enable Growth Partners LP	731,000		731,000	—		*
Enable Opportunity Partners LP	86,000		86,000	—		*
Pierce Diversified Strategy Master Fund LLC, Ena	43,000		43,000	—		*
Fort Mason Master, LP (6)	563,460		563,460	—		*
Fort Mason Partners, LP (6)	36,540		36,540	—		*
Koyah Leverage Partners, L.P.	61,622	(3)	25,650	35,972	(3)	*
Los Angeles County Employee Retirement Associations—LACERA	1,531,250		570,300	960,950		2.30%
Raven Partners, L.P.	6,538	(4)	4,050	2,488	(4)	*
Hare & Co. FBO John Hancock Small Cap Equity Fund	1,689,300		439,300	1,250,000		2.99%
Belie & Co. FBO John Hancock Trust Emerging Growth Trust	58,400		13,700	44,700		*
Canalside & Co FBO John Hancock Funds II Emerging Growth Fund	420,050		122,000	298,050		*
MicroCapital Fund LP (5)	330,000		330,000	—		*
MicroCapital Fund LTD (5)	110,000		110,000	—		*
Blackwell Partners, LLC	608,556		321,000	287,556		*
Brightleaf Partners LP	182,750		59,000	123,750		*
Selz Family Trust DTD 3/7/97	580,000		80,000	500,000		1.20%
Neal Goldman IRA	75,000		75,000	—		*

*	Indicates less than one percent ownership.
1.	Assumes the exercise of all warrants to purchase common stock offered in this prospectus by the selling stockholders. Does not include shares held by affiliates.
2.	Assumes the sale of all shares and warrant shares offered by this prospectus.
3.	Assumes the conversion of warrants for 3,204 shares of common stock not offered in this prospectus.
4.	Assumes the conversion of warrants for 258 shares of common stock not offered in this prospectus.
5.	MicroCapital Fund LP and MicroCapital Fund LTD together beneficially own, prior to the Offering, 440,000 shares, which represents approximately 1.05% of the outstanding shares of PGIC.
6.	The shares listed are owned by FortMason Master, L.P. and Fort Mason Partners, L.P. (collectively, the “Fort Mason Funds”). Fort Mason Capital, LLC serves as the general partner of each of the Fort Mason Funds and, in such capacity, exercises sole voting and investment authority with respect to such shares. Mr. Daniel German serves as the sole managing member of Fort Mason Capital, LLC. Fort Mason Capital, LLC and Mr. German each disclaim beneficial ownership of such shares, except to the extent of its or his pecuniary interest therein, if any. The Fort Mason Funds together beneficially own, prior to the Offering, 600,000 shares, which represents approximately 1.43% of the outstanding shares of PGIC.

Virtgame Warrants

We are registering for resale shares of our common stock that are issuable upon the exercise of certain warrants that were assumed by PGIC pursuant to that certain Agreement and Plan of Reorganization, dated February 19, 2005, as amended July 29, 2005 and September 30, 2005, by and among PGIC, VirtGame Corp. (which we refer to herein as VirtGame), Viking Acquisition Sub, Inc. and Viking Merger Subsidiary, LLC, otherwise referred to as the Merger Agreement. Pursuant to the Merger Agreement, VirtGame merged with and into Viking Acquisition Sub, Inc. and became a wholly owned subsidiary of PGIC effective October 7, 2005.

As provided in the Merger Agreement, all of the warrants to purchase VirtGame common stock that were outstanding and unexercised as of October 7, 2005 were assumed by the Company and thereafter became exercisable solely for PGIC common stock. Pursuant to the Merger Agreement, we agreed to file a registration statement, of which this prospectus is a part, with the SEC, to register the resale of the shares of our common stock that are issuable upon the exercise of warrants we assumed pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, each outstanding share of VirtGame common stock was converted into the right to receive .028489 shares of PGIC common stock. Accordingly, the number of shares of PGIC common stock issuable upon the exercise of each assumed warrant is equal to the number of shares of VirtGame common stock originally subject to the warrant, multiplied by .028489 and rounded to the nearest whole share and the per share exercise price of each assumed warrant is equal to the original per share exercise price, divided by the .028489 and rounded to the nearest whole cent. As of the date of this prospectus, 260,108 shares of PGIC common stock were issuable upon exercise of warrants assumed by PGIC pursuant to the Merger Agreement. We are registering the above-referenced shares of our common stock to permit the applicable selling stockholders and their donees, pledgees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell or otherwise dispose of these shares, or the interests therein, in the manner contemplated under the “Plan of Distribution.”

The table immediately below identifies the current holders of outstanding warrants assumed by PGIC pursuant to the Merger Agreement, thus qualifying such holders as selling stockholders for the purposes of this prospectus. The number of shares in the column “Number of VirtGame Shares Originally Subject to Warrant(s) Held” represents the aggregate number of shares of VirtGame common stock originally issuable upon exercise of the warrant(s) held by the person or entity. The number of shares in the column titled “Number of Shares Being Offered” represents the number of shares of PGIC common stock that those assumed warrant(s) are currently exercisable for and therefore the maximum number of shares of PGIC common stock that a selling stockholder may offer under this prospectus with respect to such shares underlying warrants. However, because the selling stockholders may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of the sales. We do not know how long the selling stockholders will hold the shares before selling them.

Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as noted in the footnotes, no selling stockholder has had, within the past three years, any position, office or material relationship with us or any of our predecessors or affiliates.

Ownership is based upon information provided by each respective selling stockholder, or Schedules 13D and 13G and other public documents filed with the SEC. The percentages of shares owned after the offering are based on 34,887,765 shares of our common stock outstanding as of August 13, 2007 plus 6,943,333 shares of our common stock sold in the private placement transaction referenced above, for a total of 41,831,098 shares of our common stock outstanding, which includes the outstanding shares of common stock offered by this prospectus (other than shares of common stock underlying the Virtgame Warrants as discussed above).

The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares since the date on which the information in the table is presented. Information about the selling stockholders may change over time.

	Shares of Common Stock Owned Prior to Offering(1)	Number of Virtgame Shares Originally Subject to Warrant(s) Held	Number of Shares Being Offered	Shares Owned After Offering (4)
Name				Number(2)	Percent
McMahan Securities Co. L.P.	33,163	1,164,061	33,163	0	*
Michael Shillan	25,328	889,060	25,328	0	*
James J. & Marie C. Keane (3)	3,988	140,000	3,988	0	*
James J. Keane (3)	1,752	61,514	1,752	0	*
Alan S. Kleinman	1,752	61,513	1,752	0	*
Walter D. O’Hearn	3,747	131,513	3,747	0	*
Joseph L. Stravato	1,752	61,513	1,752	0	*
Jerry Nelson	9,971	350,000	9,971	0	*
Howard Weissman	9,971	350,000	9,971	0	*
MultiMedia Enterprises	7,122	250,000	7,122	0	*
Daniel Culp	997	35,000	997	0	*
Vincent Moreno	997	35,000	997	0	*
Joseph Perrotta	997	35,000	997	0	*
Anthony Esposito	2,393	84,000	2,393	0	*
Kenneth E. & Maria S. Nielson	997	35,000	997	0	*
Sander B. & Carol F. Ross	1,496	52,500	1,496	0	*
Warren M. Shimmerlik	1,496	52,500	1,496	0	*
Ralph M. Richart	1,994	70,000	1,994	0	*
Thomas J. Pray	997	35,000	997	0	*
Lighthouse Financial Group, LLC	2,533	88,898	2,533	0	*
MCM Sork Fund, L.P.	997	35,000	997	0	*
Cindy Dolgin	1,994	70,000	1,994	0	*
Mary Baranowski-Gallo	997	35,000	997	0	*
Christina & Frances Zompakos	997	35,000	997	0	*
Ronald O. & Rhonda L. Carrington	399	14,000	399	0	*
Duane A. Davies	399	14,000	399	0	*
Stephen J. Jecker	399	14,000	399	0	*
William H. Hodges	399	14,000	399	0	*
James Brower	399	14,000	399	0	*
Dominic Maggiore	997	35,000	997	0	*
P.J. West	399	14,000	399	0	*
Terry Richardson	798	28,000	798	0	*
Bella Rosa’s Inc.	1,496	52,500	1,496	0	*
Peter J. Murphy	997	35,000	997	0	*
Kendall Morrison	997	35,000	997	0	*
James Bechand	997	35,000	997	0	*
David D. Sims	997	35,000	997	0	*
Joan Rich Baer, Inc. Pension Plan & Trust	997	35,000	997	0	*
Dominic Spinosa	1,994	70,000	1,994	0	*
Paul Heckman	1,994	70,000	1,994	0	*
Stanley M. Levin	2,991	105,000	2,991	0	*
Peter M. Maciak	3,988	140,000	3,988	0	*
Charles S. Lapinski	499	17,500	499	0	*
John A. Friedmann	1,994	70,000	1,994	0	*

	Shares of Common Stock Owned Prior to Offering(1)	Number of Virtgame Shares Originally Subject to Warrant(s) Held	Number of Shares Being Offered	Shares Owned After Offering (4)
Name				Number(2)	Percent
Richard M. Kirshner	997	35,000	997	0	*
Todd J. Zimmer	997	35,000	997	0	*
Edward Marucci	499	17,500	499	0	*
Nicholas Agriogianis	1,994	70,000	1,994	0	*
Robert Agriogianis	4,321	151,686	4,321	0	*
Richard Campanella	1,576	55,328	1,576	0	*
David R. Fulton	499	17,500	499	0	*
Veritas-Scalable Investment Products Fund LLC	35,397	1,242,471	35,397	0	*
Deutsche Bank AG, London Branch	29,913	1,050,000	29,913	0	*
Idlewyld Capital Corp.	1,044	36,632	1,044	0	*
Kenneth Greif	1,994	70,000	1,994	0	*
Wayne Saker	1,994	70,000	1,994	0	*
Peter Janssen	1,356	47,600	1,356	0	*
Bridges & Pipes LLC	1,017	35,714	1,017	0	*
Condor Fund, Inc.	2,544	89,286	2,544	0	*
Baruch & Shoshana	2,035	71,429	2,035	0	*
Crestview Capital Fund II, LP	3,052	107,143	3,052	0	*
Lido Investments	763	26,786	763	0	*
Seth Appel	4,273	150,000	4,273	0	*
Alan Streiter	3,561	125,000	3,561	0	*
Baruch Halpern	814	28,571	814	0	*
vFinance Investments, Inc.	1,748	61,372	1,748	0	*
Michael Zaroff	2,475	86,880	2,475	0	*
Gilad Ottensoser	186	6,528	186	0	*
Jeffrey J. Morfit (5)	1,686	59,178	1,686	0	*
Robert Bradley	1,147	40,280	1,147	0	*
Joseph D. Diaco	1,348	47,337	1,348	0	*
Jeffrey R. Wallner	1,461	51,283	1,461	0	*
Jason Taub	1,704	59,829	1,704	0	*
Stephen Tsigounis	1,704	59,829	1,704	0	*
David Maciak	1,704	59,829	1,704	0	*
IQ Ventures	1,747	61,316	1,747	0	*

*	Indicates less than one percent ownership.
1.	Assumes the exercise of all warrants to purchase common stock offered in this prospectus by the selling stockholders. Does not include shares held by affiliates.
2.	Assumes the sale of all shares of common stock underlying warrants offered by this prospectus.
3.	James J. & Marie C. Keane and James J. Keane together beneficially own, prior to the Offering, 5,740 shares, which represents less than 1% of the outstanding shares of PGIC.
4.	Applicable percentages are based on 41,831,098 shares outstanding, adjusted as required by rules promulgated by the SEC. For purposes of these rules, shares of common stock issuable pursuant to the exercise of warrants that are either immediately exercisable or exercisable on or before 60 days after August 13, 2007, are deemed to be outstanding and beneficially owned by the person holding those warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
5.	Represents one warrant for the purchase of 997 shares of common stock issued to “Jeffrey J. Mofit” and one warrant to purchase 689 shares of common stock issued to “Jeffrey J. Morfit.” For purposes of this Selling Stockholders section, we have assumed that the warrant issued to “Jeffrey J. Mofit” was misspelled and that these individuals are the same.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv)the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of common stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. In addition, the Company has advised each Selling Stockholder that the Commission currently takes the position that coverage of short sales “against the box” prior to the effective date of the registration statement of which this prospectus is a part would be a violation of Section 5 of the Securities Act, as described in Item 65, Section A, of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporate Finance.

If a Selling Stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the validity of the common stock offered hereby will be passed upon for us by Robert B. Ziems, Esq., Executive Vice President and General Counsel of PGIC.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The financial statements appearing in our Annual Report on Form 10-K for the years ended December 31, 2005 and 2004 have been audited by BDO Seidman LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports included therein and incorporated herein by reference, and are incorporated herein by reference in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 or at the SEC’s other public reference facilities. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Our SEC filings are also available at the SEC’s website at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet website.

INFORMATION INCORPORATED BY REFERENCE

We are allowed to incorporate by reference information contained in documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents and that the information in this prospectus is not complete. You should read the information incorporated by reference for more detail. We incorporate by reference in two ways. First, we list certain documents that we have already filed with the SEC. The information in these documents is considered part of this prospectus. Second, the information in documents that we file in the future will update and supersede the current information in, and incorporated by reference in, this prospectus.

We incorporate by reference the documents listed below and any filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date we filed the initial registration statement of which this prospectus is a part and before the effective date of the registration statement and any future filings we will make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus but prior to the termination of the offering:

•	Annual report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 23, 2007;

•

The description of our common stock set forth in our registration statement on Form 8-A, filed under the Securities Exchange Act of 1934 on November 2, 1993, and any amendment or report filed for the purpose of updating that description;

•	Quarterly reports on Form 10-Q for the three month period ended March 31, 2007, filed with the SEC on May 15, 2007 and the three month period ended June 30, 2007, filed with the SEC on August 9, 2007;

•	Current reports on Form 8-K filed with the SEC on February 12, 2007, March 2, 2007, March 26, 2007, August 14, 2007 and August 17, 2007.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Progressive Gaming International Corporation

920 Pilot Road, P.O. Box 98686

Las Vegas, NV 89119

Attn: Investor Relations

(702) 896-3890

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as anticipate, estimate, plan, project, continuing, ongoing, expect, management believes, we believe, we intend and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

Because the factors discussed in this prospectus or incorporated by reference and even factors of which we are not yet aware, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of PGIC, you should not place undue reliance on any such forward-looking statements. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “RISK FACTORS,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. These and other risks are detailed in our reports filed from time to time under the Securities Act and/or the Exchange Act. You are encouraged to read these filings as they are made.

Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other expenses of issuance and distribution.

The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

Amount to Be Paid
SEC registration statement filing fee	$1,208.56
Legal fees and expenses	$30,000.00
Accounting fees and expenses	$40,000.00
Miscellaneous	$5,000.00
Total	$76,208.56

Item 15.	Indemnification of officers and directors.

(a) The Company’s Articles of Incorporation provide that no officer or director will be personally liable to the Company or any stockholders for damages for breach of fiduciary duty as a director or officer, except for (i) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes, or the Corporation Law. If the Corporation Law is amended or interpreted to eliminate or limit further the personal liability of directors or officers, then the liability of all directors and officers automatically will be eliminated or limited to the full extent then so permitted. Nevada law provides that, with certain limited exceptions or unless the articles of incorporation provide for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in such capacity unless it is proved that his or her act or failure to act constituted a breach of his or her fiduciary duties and involved intentional misconduct, fraud or a knowing violation of law. These provisions in the Articles of Incorporation and the Corporation Law will not eliminate the fiduciary duties of the directors and officers and, in appropriate circumstances, equitable remedies such as injunctive relief or other forms of non-monetary relief will remain available under Nevada law. These provisions also will not affect responsibilities imposed under any other law, such as the federal securities laws or state or federal environmental laws.

(b) The Company Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted under the Corporation Law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties and requires the Company to advance litigation expenses in the case of stockholders derivative actions or other actions, against an undertaking by or on behalf of the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. The Board of Directors has authorized the purchase by the Company of liability insurance for its officers and directors.

(c) The Company has entered into separate indemnification agreements with each of its directors and officers. These agreements require the Company, among other things, to indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of the Company), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ liability insurance, if available, on terms deemed reasonable by the Board of Directors. These indemnification agreements are separate and independent of the indemnification rights under the Bylaws and are irrevocable.

Item 16.	Exhibits.

(a) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of February 19, 2005, by and among Mikohn Gaming Corporation, d/b/a Progressive Gaming International Corporation, Viking Acquisition Sub, Inc., Viking Merger Subsidiary, LLC and Virtgame Corp. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on February 23, 2005).

2.2	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of July 29, 2005, by and among Mikohn Gaming Corporation, d/b/a Progressive Gaming International Corporation, Viking Acquisition Sub, Inc., Viking Merger Subsidiary, LLC and Virtgame Corp. (incorporated by reference to Exhibit 2.2 to the Registrant’s Registration Statement on Form S-4/A filed on August 1, 2005).

2.3*	Amendment No. 2 to Agreement and Plan of Merger and Reorganization, dated as of September 30, 2005, by and among Mikohn Gaming Corporation, d/b/a Progressive Gaming International Corporation, Viking Acquisition Sub, Inc., Viking Merger Subsidiary, LLC and Virtgame Corp.

4.1	Specimen Certificate of common stock of the Company, incorporated by reference to the Company’s Registration Statement on Form S-8 filed on June 11, 2007.

4.2	Rights Agreement, dated June 14, 1999, by and between the Company and U.S. Stock Transfer Corporation, as the Rights Agent, incorporated by reference to Exhibit 3 to the Company’s Registration Statement on Form 8-A filed on August 2, 2000.

4.3	Form of Warrant, dated October 22, 2003, incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-3 dated January 9, 2004.

4.4	Warrant Agreement, dated August 22, 2001, by and among the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.5	Indenture, dated August 22, 2001, by and among the Company, Firstar Bank, N.A. and the Guarantors, incorporated by reference to Exhibit 4.8 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.6	Guarantee, dated August 22, 2001, by and among the Guarantors named therein, incorporated by reference to Exhibit 4.9 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.7	Pledge and Security Agreement, dated August 22, 2001, by and among the Company, Firstar Bank, N.A. and the Guarantors named therein, incorporated by reference to Exhibit 4.10 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.8	Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents, dated August 22, 2001, by and among the Company, Stewart Title of Nevada and Firstar Bank, N.A., incorporated by reference to Exhibit 4.11 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.9	Trademark Security Agreement, dated August 22, 2001, by and between the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.12 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.10	Patent Security Agreement, dated August 22, 2001, by and between the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.13 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

Exhibit No.	Description

4.11	Copyright Security Agreement, dated August 22, 2001, by and between the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.14 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.12*	Securities Purchase Agreement, dated as of August 13, 2007, by and among the Company and the Investors listed on the signature pages thereto.

4.13*	Registration Rights Agreement, dated as of August 13, 2007, by and among the Company and the Investors listed on the signature pages to the Securities Purchase Agreement.

5.1*	Opinion of Robert B. Ziems, Esq., executive vice president and general counsel to the Registrant.

23.1*	Consent of BDO Seidman, LLP.

23.2*	Consent of Ernst & Young LLP.

23.3*	Consent of Robert B. Ziems (included in Exhibit 5.1).

24.1*	Power of attorney (included on the signature page to this registration statement).

*	Filed herewith.

Item 17.	Undertakings.

A. The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the registration statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of this offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) If the Registrant is relying on Rule 430B:

(a) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(b) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses field in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC this form of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada, on September 13, 2007.

PROGRESSIVE GAMING INTERNATIONAL CORPORATION

By:	/s/ HEATHER A. ROLLO
Heather A. Rollo Executive Vice President, Chief Financial Officer and Treasurer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Russel H. McMeekin, and Heather A. Rollo, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RUSSEL H. MCMEEKIN Russel H. McMeekin	President and Chief Executive Officer (Principal Executive Officer)	September 13, 2007

/s/ HEATHER A. ROLLO Heather A. Rollo	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 13, 2007

/s/ PETER G. BOYNTON Peter G. Boynton	Chairman of the Board	September 13, 2007

/s/ PAUL A. HARVEY Maj. General Paul A. Harvey (Ret.)	Director	September 13, 2007

/s/ TERRANCE W. OLIVER Terrance W. Oliver	Director	September 13, 2007

/s/ RICK L. SMITH Rick L. Smith	Director	September 13, 2007

/s/ DOUGLAS M. TODOROFF Douglas M. Todoroff	Director	September 13, 2007

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of February 19, 2005, by and among Mikohn Gaming Corporation, d/b/a Progressive Gaming International Corporation, Viking Acquisition Sub, Inc., Viking Merger Subsidiary, LLC and Virtgame Corp. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on February 23, 2005).

2.2	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of July 29, 2005, by and among Mikohn Gaming Corporation, d/b/a Progressive Gaming International Corporation, Viking Acquisition Sub, Inc., Viking Merger Subsidiary, LLC and Virtgame Corp. (incorporated by reference to Exhibit 2.2 to the Registrant’s Registration Statement on Form S-4/A filed on August 1, 2005).

2.3*	Amendment No. 2 to Agreement and Plan of Merger and Reorganization, dated as of September 30, 2005, by and among Mikohn Gaming Corporation, d/b/a Progressive Gaming International Corporation, Viking Acquisition Sub, Inc., Viking Merger Subsidiary, LLC and Virtgame Corp.

4.1	Specimen Certificate of common stock of the Company, incorporated by reference to the Company’s Registration Statement on Form S-8 filed on June 11, 2007.

4.2	Rights Agreement, dated June 14, 1999, by and between the Company and U.S. Stock Transfer Corporation, as the Rights Agent, incorporated by reference to Exhibit 3 to the Company’s Registration Statement on Form 8-A filed on August 2, 2000.

4.3	Form of Warrant, dated October 22, 2003, incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-3 dated January 9, 2004.

4.4	Warrant Agreement, dated August 22, 2001, by and among the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.5	Indenture, dated August 22, 2001, by and among the Company, Firstar Bank, N.A. and the Guarantors, incorporated by reference to Exhibit 4.8 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.6	Guarantee, dated August 22, 2001, by and among the Guarantors named therein, incorporated by reference to Exhibit 4.9 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.7	Pledge and Security Agreement, dated August 22, 2001, by and among the Company, Firstar Bank, N.A. and the Guarantors named therein, incorporated by reference to Exhibit 4.10 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.8	Deed of Trust, Security Agreement and Fixture Filing with Assignment of Rents, dated August 22, 2001, by and among the Company, Stewart Title of Nevada and Firstar Bank, N.A., incorporated by reference to Exhibit 4.11 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.9	Trademark Security Agreement, dated August 22, 2001, by and between the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.12 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.10	Patent Security Agreement, dated August 22, 2001, by and between the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.13 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

4.11	Copyright Security Agreement, dated August 22, 2001, by and between the Company and Firstar Bank, N.A., incorporated by reference to Exhibit 4.14 of the Company’s Registration Statement on Form S-3 filed on September 14, 2001.

Exhibit No.	Description

4.12*	Securities Purchase Agreement, dated as of August 13, 2007, by and among the Company and the Investors listed on the signature pages thereto.

4.13*	Registration Rights Agreement, dated as of August 13, 2007, by and among the Company and the Investors listed on the signature pages to the Securities Purchase Agreement.

5.1*	Opinion of Robert B. Ziems, Esq., executive vice president and general counsel to the Registrant.

23.1*	Consent of BDO Seidman, LLP.

23.2*	Consent of Ernst & Young LLP.

23.3*	Consent of Robert B. Ziems (included in Exhibit 5.1).

24.1*	Power of attorney (included on the signature page to this registration statement).

*	Filed herewith.